NEWS RELEASE   Thursday, February 1 7 , 2006

Trading Symbol: AMM –TSX ;  AAU - AMEX

www.almadenminerals.com

Drilling, Geochemical and Geophysical Program Completed at the Santa Isabela Project, Mexico

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that a $US300,000 geochemical, geophysical and drilling program has been completed on the Santa Isabela Project under the operatorship of Almaden. The program was financed by the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) which has optioned the Santa Isabela property from Almaden under terms whereby JOGMEC can acquire a 60% interest in this project by spending US$1.5 Million on the property by September 30, 2008. The recently completed program fulfills a commitment by JOGMEC to spend US$300,000 by October 31, 2005. Delays and difficulties in drilling under the timing constraints limited the drilling program to one holes which was drilled to a depth of 363 meters. The program consisted of this single drill hole as well as induced polarization (“IP”) and magnetics geophysical surveys and soil geochemical sampling. The drill hole encountered two broad zones of anomalous lead, zinc, silver and arsenic values within zones of bleached, brecciated and calcite veined limestone. The hole was designed to test one of the areas of elevated silver, lead and zinc values in soil. Roughly 400 meters away from the location of this drill hole, IP geophysics identified an area of highly elevated chargeability responses thought to represent massive sulphide style mineralization at depth. Budget and time constraints did not allow for drill testing this anomaly. The alteration and mineralization observed in the hole drilled, are interpreted to be typical of that associated with areas peripheral to zones of massive sulphide mineralization.

The road accessible Santa Isabela property covers a roughly 14,000 hectare area and is located in Coahuila State, Mexico. The property covers an area of structurally controlled jasperoid replacement silicification and calcite veining traceable over 700 meters in outcrop and developed within a package of limestones. Silver-lead-zinc mineralization at the Santa Isabela property is thought to represent the upper levels of a potentially much larger mineralized carbonate replacement (CRD) system at depth (see Almaden new release of March, 2005 www.almadenminerals.com), likely identified by a geophysical induced polarization (“IP”) survey conducted which identified elevated chargeability responses, thought to represent sulphides, at depth. Surface sampling of mineralization has returned grades consistent with CRD style mineralization from the districts within the Mexican CRD Belt. The soil geochemical and induced polarization (IP) geophysical  have defined two broad zones of coincident elevated zinc, lead and silver in soil and high chargeability response at depth. These areas have not yet been tested by drilling. JOGMEC has informed Almaden that the drilling program will resume in April or May depending on logistical considerations. This drill program will be designed to test the lead-zinc-silver in soil and high-chargeability geophysical anomalies thought to represent high-sulphide CRD-style mineralization.

Almaden and JOGMEC have also entered into a regional exploration joint venture in Mexico. The regional joint venture program will consist of a first phase of spending over a large region in Mexico focused on grassroots exploration for base metal deposits. JOGMEC will contribute US$700,000 to this program which will be operated by Almaden. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of this exploration program (“designated property”) by spending an additional US$500,000 on exploration for each designated property. Any property identified by the regional joint venture program, but not selected as a designated property, shall be 100% owned by Almaden. Work will commence immediately with US$300,000 to be spent by March 31, 2006 and the remainder by March 31, 2007.

Morgan Poliquin, M.Sc., P.Eng. a director of Almaden, was the qualified person on the project under the meaning of National Instrument 43-101. A quality control program was instituted for the drill core sampling program which included the insertion of blanks, standards and filed duplicates into the sample stream. Samples were analysed at ALS Chemex Labs of North Vancouver, B.C., using conventional fire assay, and inductively coupled plasma atomic emission spectroscopy (ICP).

Almaden is very excited to be working with JOGMEC on this joint venture program and the Santa Isabela property. The regional joint venture will include areas identified in previous Almaden work as being highly prospective for copper porphyry, Cu-Zn-Pb skarn and Pb-Zn-Ag type carbonate replacement style deposits. Almaden will report the results of future work from the joint venture project as soon as they are received and reviewed by a JOGMEC and Almaden Exploration Committee. Almaden currently has 15 active joint ventures, including   10 in which other companies are carrying all costs in order to earn an interest in the projects. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.